U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

GE Capital Equity Investments, Inc. (1)
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   (Last)                           (First)             (Middle)

120 Long Ridge Road
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                                    (Street)

Stamford                  Connecticut                  06927
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation) (PSHC). The Company's shares were de-listed from the American Stock Exchange in November 2000.
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

06-1268495 (2)
________________________________________________________________________________
4.   Statement for Month/Year

08/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

N/A
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock                          08/06/02        C             5,748,359     A      (3)                   (1) (5)    (1) (5)
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Common Stock                          08/06/02        C             2,219,015     A      (4)    7,967,374      (1) (5)    (1) (5)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                        Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                 of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date               Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date    ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)       Date     Expira-           Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------   Exer-    tion              of      (Instr.  (Instr.   (Instr.  (Instr
(Instr. 3)          ity      Year)    Code V    (A)   (D)     cisable  Date     Title    Shares  5)       4)        4)       4)
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


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Series C        1 for      08/06/02   C               (D)     06/04/99 06/03/05 Common  5,748,359  (3)     0       (1) (5)  (1) (5)
Convertible     27.5871                        208,371.24                       Stock
Preferred
Stock
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Series E        1 for 10   08/06/02   J (6)           (D)     06/29/01 06/03/05 Common  2,000,000  (6)     0       (1) (5)  (1) (5)
Convertible                                       200,000                       Stock
Preferred
Stock
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Series F        1 for 1    08/06/02   C               (D)     01/23/02 06/03/05 Common  2,219,015  (4)     0       (1) (5)  (1) (5)
Convertible                                     2,219,015                       Stock
Redeemable
Preferred Stock
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Series G        (7)        08/06/02   J (6)     (A)           (7)      (8)      Common  6,250,000  (6)             (1) (5)  (1) (5)
Convertible                                     62,500                          Stock
Redeemable
Preferred Stock
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Series G        (7)        08/06/02   P         (A)
Convertible                                    34,090         (7)      (8)      Common  3,409,090  (9)   96590     (1) (5)  (1) (5)
Redeemable                                                                      Stock
Preferred Stock
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Warrant           $0.01    08/06/02   P         (A)
                                               4 (10)         (11)     08/05/12 Common  up to      (3)   4 (10)    (1) (5)  (1) (5)
                                                                                Stock   7,654,456  (4)
                                                                                                   (6)
                                                                                                   (9)
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

                                  ATTACHMENT 1

     (1) This Form 4 is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE. GECEI, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." The business address of each of the Reporting Persons is attached hereto as Attachment 2.

     (2) The taxpayer identification number of GECEI is 06-1268495. The taxpayer identification number of GE Capital is 13-1500700. The taxpayer identification number of GECS is 06-195035. The taxpayer identification number of GE is 14-0689340.

     (3) On the Transaction Date each share of the Series C Convertible Preferred Stock of the Issuer was converted into Common Stock of the Issuer at the rate of 1 for 27.5871 pursuant to the terms of a Conversion and Exchange Agreement, dated as of August 6, 2002 (the "Conversion and Exchange Agreement"), by and among the Issuer, GECEI and other signatories thereto. Each holder of Series C Convertible Preferred Stock also received Warrants exercisable for the purchase of up to such holder's pro rata share of 7,390,614 shares of the Issuer's Common Stock.

     (4) On the Transaction Date each share of the Series F Convertible Redeemable Preferred Stock of the Issuer was converted into Common Stock of the Issuer at the rate of 1 for 1 pursuant to the terms of the Conversion and Exchange Agreement. Each holder of Series F Convertible Redeemable Preferred Stock also received Warrants exercisable for the purchase of up to such holder's pro rata share of 1,614,560 shares of the Issuer's Common Stock.

     (5) The above-referenced securities are beneficially owned by GECEI directly, and indirectly by GE Capital. Each of GECS and GE disclaims beneficial ownership of all of the above-referenced securities.

     (6) On the Transaction Date each share of the Series E Convertible Preferred Stock of the Issuer was exchanged for Series G Convertible Redeemable Preferred Stock of the Issuer at the rate of 1 for 0.3125 pursuant to the terms of the Conversion and Exchange Agreement. Each holder of Series E Convertible Preferred Stock also received Warrants exercisable for the purchase of up to such holder's pro rata share of 817,000 shares of the Issuer's Common Stock.

     (7) The Series G Convertible Redeemable Preferred Stock of the Issuer is convertible upon the sooner to occur of the increase of the number of authorized shares of Common Stock of the Issuer to at least 68,000,000 and December 31, 2002, subject to certain limitations, into shares of the Issuer's Common Stock on a one for one-hundred basis.

     (8) The Series G Convertible Redeemable Preferred Stock may be redeemed at any time after June 30, 2005 upon the election of the holders of not less than 60% of the then outstanding shares of Series G Convertible Redeemable Preferred Stock.

     (9) The Series G Convertible Redeemable Preferred Stock was purchased under a Purchase Agreement, dated as of August 6, 2002 (the "Purchase Agreement"), by and among the Issuer, GECEI and the other purchasers named therein. The purchase price paid by GECEI pursuant to the Purchase Agreement was $32.00 per share. Under the terms of the Purchase Agreement GECEI also received a Warrant exercisable for the Purchase of up to 2,000,000 shares of the Issuer's Common Stock.

     (10) There are four Warrant instruments which are exercisable, in whole or in part, for the purchase of up to an aggregate of 7,654,456 shares of the Issuer's Common Stock. The Warrant received in connection with the conversion of the Series C Convertible Preferred Stock is exercisable, in whole or in part, for the purchase of up to 4,465,504 shares of the Issuer's Common Stock; the Warrant received in connection with the conversion of the Series E Convertible Preferred Stock is exercisable, in whole or in part, for the purchase of up to 502,769 shares of the Issuer's Common Stock; the Warrant received in connection with the conversion of the Series F Convertible Redeemable Preferred Stock is exercisable, in whole or in part, for the purchase of up to 686,183 shares of the Issuer's Common Stock; and the Warrant received in connection with the conversion of the Series G Convertible Redeemable Preferred Stock is exercisable, in whole or in part, for the purchase of up to 2,000,000 shares of the Issuer's Common Stock.

     (11) The Warrants become exercisable upon the earlier to occur of the increase of the number of authorized shares of Common Stock of the Issuer to at least 68,000,000 and December 31, 2002.

                                  ATTACHMENT 2


Name and Address of Reporting Person:

         GE Capital Equity Investments, Inc. (1)
         120 Long Ridge Road
         Stanford, CT  06927

Issuer Name and Ticker or Trading Symbol:

         PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation) (PSHC) *

         * The company's shares were de-listed from the American Stock Exchange in November 2000.

Statement on Form 4 for 08/02

         GE Capital Equity Investments, Inc.
         120 Long Ridge Road
         Stamford, Connecticut  06927

         General Electric Capital Corporation
         260 Long Ridge Road
         Stamford, Connecticut  06927

         General Electric Capital Services, Inc.
         260 Long Ridge Road
         Stamford, Connecticut  06927

         General Electric Company
         3135 Easton Turnpike
         Fairfield, Connecticut  06431

                            SIGNATURE PAGE TO FORM 4


Name and Address of Reporting Person:

         GE Capital Equity Investments, Inc. (1)
         120 Long Ridge Road
         Stanford, CT  06927

Issuer Name and Ticker or Trading Symbol:

         PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation) (PSHC) *

         * The company's shares were de-listed from the American Stock Exchange in November 2000.

Statement on Form 4 for 08/02
                                         GE CAPITAL EQUITY INVESTMENTS, INC.


                                         By: /s/ Jonathan K. Sprole
                                             ---------------------------------
                                             Name:  Jonathan K. Sprole
                                             Title: Managing Director, General
                                                    Counsel and Secretary


                                         GENERAL ELECTRIC CAPITAL CORPORATION


                                         By: /s/ Jonathan K. Sprole
                                             ---------------------------------
                                             Name: Jonathan K. Sprole
                                             Title:Department Operations Manager


                                         GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                         By: /s/ Jonathan K. Sprole         **
                                             -----------------------------------
                                             Name:  Jonathan K. Sprole
                                             Title: Attorney-in-fact


                                         GENERAL ELECTRIC COMPANY


                                         By: /s/ Jonathan K. Sprole         **
                                             -----------------------------------
                                             Name:  Jonathan K. Sprole
                                             Title: Attorney-in-fact



     ** Powers of attorney, dated March 13, 2002 and March 12, 2002, by General Electric Capital Services, Inc. and General Electric Company, respectively, are hereby incorporated by reference to Schedule 13D for PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation) filed August 22, 2002 by GE Capital Equity Investments, Inc.


Explanation of Responses:


See Attachment 2                                        September 6, 2002
---------------------------------------------           -----------------------
**Signature of Reporting Person                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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